Exhibit 21

SUBSIDIARIES OF ADTRAN, INC.

December 31, 2005

Name of Subsidiary	Country or State of Incorporation
ADTRAN Networks, PTY. Ltd.	Australia
ADTRAN Asia-Pacific, Inc.	Delaware
ADTRAN Asia-Pacific, Inc. (Hong Kong)	Hong Kong
ADTRAN Canada Inc.	Canada
Mexico ADTRAN Networks S.A. DE C.V.	Mexico
ADTRAN Networks GMBH	Germany